Filed by United Rentals

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings

(Commission File No.: 001-33485)

Date: February 21, 2012

From: Michael Kneeland

To: Everybody

Subject: Update on RSC

We’ve had several positive developments in the RSC merger recently, and I want to keep everyone up-to-date.

On the legal front, you may have seen the announcement that we received a “no-action letter” from the Canadian Competition Bureau. This is another important step on the path to closing the deal. Things are moving forward, and we’ve narrowed our expected timeframe for the closing to the second quarter. We have also announced today that we are initiating steps to finance the transaction.

The integration process is also becoming more concrete. Integration leaders for both RSC and United Rentals are building the plan that will weave our two companies together. Your emails to integration@ur.com are being taken into account, so please continue to use this channel.

Employee feedback is also helping us expand the FAQs. The FAQs are intended to be a work in progress – if we see the same question raised by several employees, or a new issue comes up, it gets added to the document. The most recent set of FAQs can be downloaded from the Intranet at http://intranet.ur.com/index.php/answer or your manager can give you a hardcopy.

I want to thank all of our employees for reinforcing the positive message of this merger. The reaction from our investors and key customers has been almost universally supportive. And we’ve created a lot of buzz in the industry: you may have seen the coverage in RER, Rental Management and other trade magazines, including a front cover feature in the current issue of International Rental News.

An important part of our rationale for the RSC deal is that we believe equipment rental is entering an exciting new era of growth. We’re doing our part to get the rental message out through the media; here’s a recent example on Fox Business:

http://video.foxbusiness.com/v/1427968367001/why-it-pays-to-rent-construction-equipment

We’ll be back in touch soon. In the meantime, please remain focused on our customers and our commitment to become an even safer United Rentals.

Michael

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. United Rentals and RSC Holdings undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. United Rentals and RSC Holdings give no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements. The foregoing list of factors is not exhaustive.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document is for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to purchase shares of RSC Holdings common stock will be made pursuant to a registration statement and joint proxy statement/prospectus forming a part thereof filed with the SEC. A preliminary version of the registration statement and joint proxy statement/prospectus was filed with the SEC by United Rentals on January 17, 2012. The preliminary version is not yet final and will be amended. Neither this document nor the preliminary registration statement and joint proxy statement/prospectus filed with the SEC is a substitute for the definitive version of the registration statement and joint proxy statement/prospectus or any other documents that United Rentals may file with the SEC or send to stockholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE VERSION OF REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AFTER IT HAS BEEN DECLARED EFFECTIVE AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME

AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You can obtain a free copy of the preliminary joint proxy statement/prospectus, the definitive version of the joint proxy statement/prospectus (when available), and other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You are also able to obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http:// http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.

Participants in Solicitation

United Rentals, RSC Holdings and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of United Rentals and RSC Holdings in connection with the proposed transaction. Information about the directors and executive officers of United Rentals and their ownership of United Rentals common stock is set forth in the proxy statement for the United Rentals 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2011. Information about the directors and executive officers of RSC Holdings and their ownership of RSC Holdings common stock is set forth in the proxy statement for the RSC Holdings’ 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 16, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of this document as described in the preceding paragraph.